

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

6 February 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549



Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 4 February 2002, Re: Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note 4/2001 issued by the Kuala Lumpur Stock Exchange for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Mr Tom Sibens - Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14 - 02 Caltex House
Singapore 048622

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448



Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL on 04-02-2002 05:15:40 PM
Reference No AA-020204-2DE6B

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Amsteel Corporation Berhad**
*	Stock name	: **AMSTEEL**
*	Stock code	: **2712**
*	Contact person	: **Chan Poh Lan**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note 4/2001 ("PN4") issued by the Kuala Lumpur Stock Exchange ("KLSE")

* **Contents :-**

In accordance with Paragraph 4.1(b) of PN4 and Paragraph 8.14 of the Listing Requirements of the KLSE, the Directors of the Company hereby announce that as at the date hereof:

1. The proposed group wide restructuring scheme announced on 5 July 2000 and 8 October 2001 ("Proposed GWRS") is still in progress;

2. The Company had announced on 3 December 2001 that the KLSE had on 9 November 2001, approved the Company's application for an extension of time to 11 February 2002 to obtain all necessary approvals from the regulatory authorities for the Proposed GWRS; and

3. As the Company has yet to receive any approval from the regulatory authorities, an application to the KLSE for a further extension of time to 11 August 2002 for the Company to comply with paragraph 5.1 of PN4 is made on 4 February 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)



Secretary
4 FEB 2002